UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2004

M&T BANK CORPORATION
(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of incorporation)

1-9861	16-0968385
(Commission File Number)	(I.R.S. Employer Identification No.)

One M&T Plaza, Buffalo, New York	14203
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (716) 842-5445

(NOT APPLICABLE)
(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

<u>Exhibit No.</u>

99	Notice of Blackout Period to Directors and Executive Officers of M&T Bank Corporation.

Item 11. Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.

On January 13, 2004, M&T Bank Corporation sent a notice to its directors and executive officers informing them of a blackout period in the M&T Bank Corporation Retirement Savings Plan and Trust (the "RSP") beginning on February 10, 2004, 4:00 p.m. Eastern Time, and ending during the week of March 14, 2004 (the "Blackout Period") that will temporarily prevent participants in the RSP from engaging in transactions in M&T Bank Corporation common stock in their individual accounts. During the Blackout Period, participants in the RSP generally will be unable to direct or diversify investments in their individual accounts, obtain loans from the RSP or obtain a distribution from the RSP.

The reason for the Blackout Period is to complete the transition of the recordkeeping and administrative services to T. Rowe Price, who will become the new trustee and recordkeeper for the RSP beginning on March 1, 2004, to eliminate certain existing investment options and to add several new investment options, and to merge the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust into the RSP.

Inquiries concerning the Blackout Period should be directed to Norbert H. Remus, One M&T Plaza, Buffalo, NY 14203, telephone number (716) 842-5002. During the week of March 14, 2004, directors and executive officers of M&T Bank Corporation will be able to contact T. Rowe Price at (800) 922-9945 to determine when the Blackout Period has ended.

A copy of the notice transmitted to the directors and executive officers of M&T Bank Corporation is set forth in Exhibit 99 hereto and is incorporated by reference into this Item.

M&T Bank Corporation received the notice required by section 101(i)(2)(E) of the Employment Retirement Income Security Act of 1974 on January 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION

Date: January 13, 2004

By: /s/ Michael P. Pinto
Michael P. Pinto
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	
99	Notice of Blackout Period to Directors and Executive Officers of M&T Bank Corporation. Filed herewith.